Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Act, the undersigned agree to this filing of Schedule 13G (including any and all amendments thereto) with respect to shares of Class A common stock, $0.05 par value, of Johnson Outdoors Inc. and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement consents to the filing of this Schedule 13G (including any and all amendments thereto) by Johnson Financial Group, Inc.

Dated: February 9, 2023	JOHNSON FINANCIAL GROUP, INC. /s/ Benjamin T. Pavlik BY: Benjamin T. Pavlik TITLE: Legal Counsel and Assistant Corporate Secretary
Dated: February 9, 2023	JOHNSON BANK /s/ Adam S. Bellmer BY: Adam S. Bellmer TITLE: Wealth Chief Compliance Officer